

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2023

Yiping Yang
Chief Financial Officer
GreenTree Hospitality Group Ltd.
1228 Zhongshan North Road, Putuo District
Shanghai 200065
People's Republic of China

>   **Re: GreenTree Hospitality Group Ltd.**
>   **Form 20-F for the Year Ended December 31, 2022**
>   **Filed on April 28, 2023**
>   **File No. 001-38425**

Dear Yiping Yang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F filed April 28, 2023

We face various legal and operational risks and uncertainties..., page 5

1.   We note you face risks associated with regulatory approvals of offshore offerings, anti-monopoly regulatory actions, cybersecurity and data privacy in China. Please state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied by the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your subsidiaries' operations in China. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals or (ii) inadvertently conclude that such permissions or approvals are not required.

Uncertainties with respect to the Chinese legal system could adversely affect us, page 6

2. Please revise to clarify that the rules and regulations in China can change quickly with little advance notice.

We may not pay further dividends to our public shareholders. . ., page 35

3. We note that you declared cash dividends in 2019 and 2021. Since you are a holding company that relies principally on your operating subsidiaries in China for your cash requirements, please quantify any cash flows and transfers of other assets by type that have occurred between you and your subsidiaries, and direction of transfer.

Item 4. Information on the Company
C. Organizational Structure, page 85

4. Please provide a legible corporate structures diagram since your current diagram is too small to be legible. Please ensure that the company's parent and subsidiaries, including name, country of incorporation or residence, proportion of ownership interest and, if different, proportion of voting power held are clearly legible in your diagram.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 128

5. Please supplementally describe any materials that were reviewed in connection with your required submission under paragraph (a) and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

6. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members' current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

7. We note that your disclosures pursuant to Item 16I(b) refers to "our company." It is unclear from the context of these disclosures whether these terms are meant to encompass you and all of your consolidated foreign operating entities or whether in some instances these terms refer solely to GreenTree Hospitality Group Ltd. Please note that Item 16I(b) requires that you provide each disclosure for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures. To clarify this matter, please provide the information required by each subsection of Item 16I(b) for you and all of your consolidated foreign operating entities in your supplemental response.

4. Deconsolidations, page F-31

8.   We note your disclosure that starting in late May 2022, the group had been in dispute with the minority shareholder of Argyle as to the performance of relevant transaction documents and/or compliance with local laws and regulations by the minority shareholder and that as a result, the group no longer has the power and ability to direct the relevant activities of Argyle, and therefore, deconsolidated it beginning in June 2022. Please further elaborate on the facts and circumstances that resulted in the group losing its ability to control Argyle and consolidate it as a result of a minority shareholder's action or inaction. In providing your response, please explain how the Company applied the guidance in ASC 810-10-40-4 and ASC 810-10-55-4A to its facts and circumstances. Finally, given the fact that the minority shareholder's action or inaction resulted in the group's determination that it no longer controlled Argyle, please tell us how the Company originally determined that it had a controlling financial interest in Argyle such that it resulted in it consolidating Argyle. In that regard, please tell us how the Company considered the variable interest and voting interest models in its application of ASC 810 in reaching its conclusion.

6. Loans Receivable, Net, page F-34

9.   We note that the provisions for the allowance for loans receivable was RMB 279 million and RMB 118 million for fiscal years 2022 and 2021, respectively. Please tell us more about the factors that led to the significant increase in the provision recognized during fiscal year 2022. Please ensure that the Company's MD&A disclosures fully address the facts and circumstances that drove the change and whether the disproportionate fluctuations and increase in trends are expected to recur. See Item 303(a)(3)(3)(i) and (ii) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ameen Hamady at 202-551-3891 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Contact Austin Pattan at (202) 551-6756 or Andrew Mew at (202) 551-3377 if you have any questions about comments related to your status as a Commission-Identified Issuer during your most recently completed fiscal year. Please contact Kibum Park at 202-551-6836 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction